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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   RULE 14F-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

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                  INFORMATION PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                           DISCOVERY INVESTMENTS, INC.
                             23805 Stuart Ranch Road
                                    Suite 220
                            Malibu, California 90265

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                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                                 August 11, 2000

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     This report is furnished by the Board of Directors of Discovery
Investments, Inc., a Nevada corporation (the "Company"), to the holders of Common Stock, $.001 par value per share, of the Company (the "Common Stock") in connection with the rescission of the Plan and Agreement of Reorganization wherein the Company acquired all of the issued and outstanding shares of stock of LLO-Gas, Inc. from John Castellucci.

     This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

     This report is first being mailed to shareholders on or about August 11, 2000.

     On December 10, 1999, the Company entered into a Plan and Agreement of Reorganization with LLO-Gas, Inc. and John Castellucci. On December 20, 1999, there was a closing under the Plan and Agreement of Reorganization and LLO-Gas, Inc. became a wholly owned subsidiary of the Company and there was a change of control of the Company. Between December 20, 1999 and the date hereof, differences of opinion as to matters of fact and as to matters of law have arisen by and between certain of the shareholders of the Company, who were shareholders prior to the closing, and between the Company, John Castellucci and LLO-Gas,




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Inc. In addition, on June 7, 2000, LLO-Gas, Inc. filed a Voluntary Petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court, Central District of California, San Fernando Valley Division, case number SV 00-15398-AG. Said Chapter 11 Bankruptcy is currently pending and effects LLO-Gas, Inc. Predicated upon the differences of matters of fact and matter of law, the parties entered into a Mutual Rescission Agreement and Mutual Release.

     The Mutual Rescission Agreement and Mutual Release provides, inter alia, that the Company consents and agrees to rescind that certain Plan and Agreement of Reorganization with John Castellucci consenting and agreeing to the rescission. The parties mutually agreed, pursuant to said Mutual Rescission Agreement and Mutual Release to forgo all rights and benefits provided to each other under the Plan and Agreement of Reorganization, as consideration for the rescission, ab initio, of the closing described therein.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table lists, as of August 10, 2000, the security ownership of
(i) all persons known by the Company to own beneficially 5% or more of Common Stock; (ii) all executive officers; and (iii) each director of the Company.


                           Name and                     Amount and
                           Address of                   Nature of
Title of Class             Beneficial                   Beneficial      Percent
                           Owner                        Owner           of Class
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Common                     Kimberly Lynn Jack           550,000          26.2%
                           1916 East 50th Street
                           Wichita, Kansas 67216

Common                     Scott A. Jack                550,000          26.2%
                           1916 East 50th South
                           Wichita, Kansas 67216

Common                     Debra S. Hackney             340,000          16.2%
                           5262 S. Madison
                           Wichita, Kansas 67216




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Common                     John Castellucci                (1)              --
                           23805 Stewart Ranch Road
                           Suite 265
                           Malibu, California 90265

Common                     All Officers and            1,440,000           68.6
                           Directors as a Group
                           (three [3] individuals)

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(1)  John Castellucci entered into a Pledge Agreement with Mehdi Mostaedi on or about December 16, 1999, subject to the closing of the Plan and Agreement of Reorganization on December 20, 1999, wherein John Castellucci collaterally pledged 2,000,000 shares of his common stock of the Company to Mehdi Mostaedi. The mutual rescission is subject to the rights, if any, that Mehdi Mostaedi may have under said collateral pledge agreement. Upon full performance by John Castellucci and LLO-Gas, Inc., or either, said shares of common stock will be retired and restored to the status of authorized and unissued shares. The pledge holder under the collateral pledge agreement holds as additional collateral certain shares of LLO-Gas, Inc. as additional collateral, under the collateral pledge agreement.

     To the extent that any shares of stock issued to John Castellucci have not been restored to the Company as part of the mutual rescission, the Company deems said shares to be treasury shares. Treasury shares do not carry voting rights or participate in distribution, may not be counted as outstanding shares for any purpose and may not be counted as assets of the Company for purposes of computing amounts available for distributions. Upon physical delivery of said certificates to Pacific Stock Transfer Company, the Company's transfer agent, said shares will be canceled, retired and restored to the status of authorized and unissued shares in accordance with law.


                            PRIOR CHANGES IN CONTROL


     Giving effect to the closing which occurred on December 20, 1999, John D. Castellucci had served as the President, Chief Financial Officer, Secretary and Director of the Company. There are no agreements or understandings for any officer or director to serve as such or resign at the request of another person, other than on December 20, 1999, Kimberly Lynn Jack, Scott A. Jack and Debra S. Hackney, directors and officers resigned all




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positions in connection with the Plan and Agreement of Reorganization. Other than restoring Kimberly Lynn Jack, Scott A. Jack and Debra S. Hackney as current directors as part of the rescission described above, there has been no other changes in control of the Company.


                             DIRECTORS AND OFFICERS

     None of the Company's current officers and directors receive any compensation for their services. All compensation for services of John Castellucci have been allocated to LLO-Gas, Inc., the wholly owned subsidiary of the Company. The Board of Directors has not established any standing committees or subcommittees. In the past fiscal year, the Board of Directors held three (3) meetings.

     The reinstalled and new directors are as are follows:

                  Kimberly Lynn Jack
                  Scott A. Jack
                  Debra S. Hackney


     The background information on each of the directors is as follows:

         Kimberly Lynn Jack, age 31, has been a shareholder of the Company since 1996 and has been its President and a director of the of the Company since 1999. From 1993 to 1997. she was a student and homemaker. From 1997 to the present, she has been a parent-involvement worker for the Wichita, Kansas United School District at Lawrence Elementary, with responsibilities for the identification and resolution of troubled children syndrom and provides counseling to both the parent and child.

         Scott A. Jack, age 34, has been a shareholder of the Company since 1996 and has been Secretary/Treasurer and a director of the Company since 1999. From 1992 to 1997, he was the owner of Kansas Building Supply, a company which designed and installed, primarily, floor covering. From 1997 to the present, he has been employed by Star Lumber Company as a senior floor covering specialist.

         Debra S. Hackney, age 40, has been a shareholder of the Company since 1996 and has been a director of the Company since 1999. From 1989 to the present, she has been the facility coordinator and senior construction specialist for Pizza Hut, Inc., with responsibilities involving construction documentation and payments for the company's expansion and dotting program.




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                 COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4"). Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) disclosures that are required to be made have been disclosed in the Company's SEC filings; however, technical filing requirements applicable to John D. Castellucci may not have been complied with for the year ended December 31. 1999.

     Kimberly Lynn Jack, Scott A. Jack and Debra S. Hackney, and each of them, have caused to be filed with the SEC a Form 3, the Initial Statement of Beneficial Ownership. Kimberly Lynn Jack and Scott A. Jack, and each of them, caused said Form 3 to be filed on July 7, 1999, and Debra S. Hackney caused her Form 3 to be filed on July 8, 1999.


                                           DISCOVERY INVESTMENTS, INC.
                                           By Order of the Board of Directors



                                           /s/  John Castellucci
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                                           John Castellucci
                                           President




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